Exhibit 99.1

Luckin Coffee Announces Appointment of Centurion ZD CPA & Co. as Independent Auditor

BEIJING, April 15, 2021 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (in Provisional Liquidation) (the “Company”) (OTC:LKNCY) today announced the appointment of Centurion ZD CPA & Co. (“CZD”), an independent accounting firm registered with the Public Company Accounting Oversight Board, as the Company’s auditor, effective April 15, 2021. The appointment has been approved by the Company’s Audit Committee and Board of Directors (the “Board”).

CZD succeeds Marcum Bernstein & Pinchuk LLP (“MarcumBP”), the Company’s previous independent auditor. The Company and MarcumBP have no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.  While the Company has given full access of information to MarcumBP, to date, MarcumBP believes that it has not gathered sufficient independent third party data or conducted sufficient audit procedures to complete the audit in light of certain areas identified in the Company’s information technology general controls during the year ended December 31, 2019.  To address the historical control issues, the Company has implemented remediation enhancements to its controls environment and will continue that process.

While CZD will perform their own audit procedures, MarcumBP has been authorized by the Company’s Audit Committee and the Board to respond fully to inquiries from CZD and the Company is working closely with CZD to design additional audit procedures and gather additional third party information to complete the audit for the year ended December 31, 2019.  The Company intends to work expeditiously with CZD to file its annual reports for the periods ended December 31, 2019 and December 31, 2020 as soon as possible.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with the Company; the outcome and effect of the ongoing restructuring of the Company’s financial obligations; the Company’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of the Company’s previously issued financial results; the timing of the completion or outcome of the audit of the Company’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to the Company’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee

Luckin Coffee (OTC:LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high affordability, and high convenience to customers. Empowered by big data analytics, AI, and proprietary technologies, the Company pursues its mission to be part of everyone’s everyday life, starting with coffee. The Company was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: +1 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449